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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         ADDvantage Media Group, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                 006743  10  8
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                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages
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CUSIP No.     006743  10  8           13G          Page    2    of    4    Pages
         -----------------------                        -------    -------

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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary W. Young

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [_]
                (b) [_]

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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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 NUMBER OF      5       SOLE VOTING POWER

  SHARES                555,951
              ------------------------------------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER

  OWNED BY              -0-
              ------------------------------------------------------------------
   EACH         7       SOLE DISPOSITIVE POWER

 REPORTING              555,951
              ------------------------------------------------------------------
  PERSON        8       SHARED DISPOSITIVE POWER

   WITH                 -0-
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  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          555,951

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 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.7%

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 12       TYPE OF REPORTING PERSON

          IN

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CUSIP No.     006743  10  8           13G          Page    3    of    4    Pages
         -----------------------                        -------    -------

Item 1(a).  Name of Issuer:     ADDvantage Media Group, Inc.
---------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------
                                              5100 E. Skelly Drive
                                              Meridian Tower, Suite 1080
                                              Tulsa, OK 74135

Item 2(a).  Name of Person Filing:    Gary W. Young
----------------------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
                                              5100 E. Skelly Drive
                                              Meridian Tower, Suite 1080
                                              Tulsa, OK 74135

Item 2(c).  Citizenship:    United States
------------------------

Item 2(d).  Title of Class of Securities:    Common Stock, par value $.01 per
-----------------------------------------    share

Item 2(e).  CUSIP Number:   006743  10  8
-------------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
----------------------------------------------------------------------------
check whether the person filing is a:   N/A
-------------------------------------

Item 4.  Ownership.
-------------------

        (a)     Amount Beneficially Owned:  555,951

        (b)     Percent of Class:    9.7%

        (c)     Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:    555,951

                   (ii)  shared power to vote or to direct the vote:      -0-

                   (iii) sole power to dispose or to direct the disposition of:
                         555,951

                   (iv)  shared power to dispose or to direct the disposition
                         of:    -0-

Item 5.  Ownership of Five Percent or Less of a Class.   N/A
------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.    N/A
-------------------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.    N/A
---------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.    N/A
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CUSIP No.     006743  10  8           13G          Page    4    of    4    Pages
         -----------------------                        -------    -------

Item 9.  Notice of Dissolution of Group.    N/A
----------------------------------------

Item 10. Certification.   N/A
-----------------------

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997
                --

                                     /s/  Gary W. Young
                                     -------------------------------------------
                                     Gary W. Young